Exhibit 99.1

Collective Mining Discovers Shallow High-Grade Silver-Tungsten Mineralization in Northern Apollo, Drilling 5.50m at 1,283 g/t Silver, 0.83% WO3, 0.57% Copper and 0.17 g/t Gold from 89.15m

•	New high-grade silver-tungsten discovery in hole APC-186 located 600 meters to the north of Apollo's tungsten-rich subdomain in the Mineral Resource returned:
•	87.60m @ 158 g/t AgEq (0.21 g/t Au, 99 g/t Ag, 0.09% Cu, 0.05% WO3) from 17.70m including 5.50m @ 1,999 g/t AgEq (0.17 g/t Au, 1,283 g/t Ag, 0.57% Cu and 0.83% WO3)
•	Broad shallow mineralization across the Shallow Halo Zone ("SHZ") included:
•	149.55 meters at 50 g/t AgEq (0.28 g/t Au, 31 g/t Ag and 0.08% Cu) from surface in APC-193
•	121.40 meters at 44 g/t AgEq (0.18 g/t Au, 30 g/t Ag and 0.07% Cu) from 8.70 meters in APC-184
•	Resource growth potential within the pit shell: 22 of 23 SHZ holes reported since the Mineral Resource announcement on September 8, 2026, have returned mineralized intervals in areas previously deemed as waste above the open pit cut-off grade of 0.30 g/t AuEq
•	Only 29% of the SHZ tested: mineralization remains open in multiple directions, with three rigs dedicated to drill testing the remaining 71%. Potential exists to expand north beyond the current Mineral Resource pit shell.
•	Permitting on an accelerated track: construction of the exploration adit is set to begin in Q4 2026, with the environmental license application for Apollo targeted for the second half of 2027
•	Strong news flow ahead: assays are pending for 99 holes at the Guayabales Project, including 23 from the Ramp Zone; 13 rigs turning and the Company is fully funded for its planned 2026 drilling program with US$93.7 million in cash (as of June 30, 2026).

MIAMI, Oct. 13, 2026 /CNW/ -- Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for seventeen diamond drill holes targeting the Shallow Halo Zone ("SHZ") of the Apollo Deposit ("Apollo") from its 2026 fully funded drilling program at the Guayabales Project in Caldas, Colombia. The SHZ is an interpreted 2.4-kilometer-long, 200-meter-wide, precious metal-dominant target area which currently lies within the Mineral Resource open pit shell but based on surface sampling potentially extends well beyond the boundaries.

The results announced today follow the Company's September 8, 2026, announcement of the maiden Mineral Resource for Apollo and provide added drilling information from one of the key areas for potential future Mineral Resource growth, namely the SHZ.

Ari Sussman, Executive Chairman, commented: "Tungsten is one of the few metals where geology and geopolitics now point in the same direction. It is indispensable to defense, aerospace, and advanced manufacturing, yet global supply remains concentrated in a single jurisdiction, and Western buyers are actively seeking secure, scalable alternatives. Today's results add a new high-grade silver-tungsten area at Apollo to explore within the outline of the Mineral Resource open pit shell, currently modelled as waste. That is the essence of the opportunity in the Shallow Halo Zone: tonnes modelled as waste are being converted to potential future resources and with 70 percent of the SHZ still untested, we believe this story is in its infancy.

"Equally important is where this is happening. Apollo sits within an established mining camp in Caldas that hosts ten permitted and operating mines within a three-kilometer radius, and Colombia today offers one of the most compelling combinations in the Americas: world-class geology, a skilled and experienced mining workforce, a constructive operating environment and a proven pathway to move from discovery to production. Our team proved that pathway at Buriticá, Colombia's largest gold mine, and we are applying the same playbook at Guayabales. By advancing environmental baseline studies in parallel with resource drilling, we have positioned the Company to begin construction of our exploration adit this quarter and to submit the environmental license application for Apollo in the second half of 2027. That is an accelerated timeline for a deposit that published its maiden Mineral Resource only last month."

A video of David Reading, Special Advisor, explaining today's results is available here:
https://youtu.be/G6jK6hJN3js

To date, Collective has received assays for 199,000 meters of diamond drilling across the Guayabales and San Antonio projects, including results for 135,000 meters at the flagship Apollo deposit, which anchors the Guayabales Project. Assay results for 99 drill holes are outstanding covering approximately 38,000 meters of drilling.

With US$93.7 million in cash (as of June 30, 2026), the Company is fully funded for its planned 2026 program, which envisions up to 90,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project.

Drill Results and Geological Context (See Table 1 and Figures 1-2)

Seventeen diamond drill holes completed from OPad6, Pad35, Pad40 and Pad38 tested Apollo's SHZ, an interpreted 2.4-kilometer-long, 200-meter-wide, precious metal-dominant target which currently lies within the Mineral Resource open pit shell. Potential extensions beyond the pit shell are planned to be tested by drilling in 2027.

The SHZ extends from surface to approximately 150 meters below surface and hosts mineralization in oxide, partially oxidized (transition) and primary rock. The zone of oxidation extends in places up to 125 meters below surface. Mineralization within the SHZ is intrusion-related and is characterized by disseminated sulfosalts and carbonate-base metal veins.

Drilling from the four pads intersected shallow mineralization across the northern, western and southeastern portions of the SHZ, with sixteen of the seventeen holes returning intervals above the Mineral Resource cutoff grade for the open pit. Combined with the six holes announced on September 15, 2026, 22 of the 23 SHZ holes reported since the Mineral Resource have returned mineralization above the 0.3 g/t AuEq assumed cutoff grade. The most significant results have been in the northern portion of the SHZ, including the tungsten-rich area announced in this release. All interval starting depths reported below are down hole.

New High-Grade Silver-Tungsten Discoveries-- Northern and Southeastern SHZ

Drilling has identified high-grade silver-tungsten mineralization in the northern SHZ, with APC-186 intersecting a high-grade interval within a broader zone of shallow mineralization. The hole was drilled northeast from OPad6 toward Pad35, with silver-tungsten mineralization associated with scheelite, chalcocite and silver sulfosalts. Results include:

  APC-186: 5.50 meters at 1,999 g/t AgEq (1,283 g/t silver, 0.83% WO3, 0.17 g/t gold and 0.57% copper) from 89.15 meters, within 26.10 meters at 447 g/t AgEq (286 g/t silver, 0.18% WO3 0.11 g/t gold and 0.22% copper) from 77.65 meters, within 87.60 meters at 158 g/t AgEq (99 g/t silver, 0.05% WO₃, 0.21 g/t gold and 0.09% copper) from 17.70 meters
  APC-184: 1.50 meters at 701 g/t AgEq (351 g/t silver, 0.42% WO3,0.08 g/t gold and 0.16% copper) from 107.60 meters, within 121.40 meters at 44 g/t AgEq (30 g/t silver, 0.18 g/t gold and 0.07% copper) from 8.70 meters
  APC-193: 1.35 meters at 265 g/t AgEq (120 g/t silver, 0.15% WO3, 0.17 g/t gold and 0.20% copper) from 59.70 meters, within 149.55 meters at 50 g/t AgEq (31 g/t silver, 0.28 g/t gold and 0.08% copper) from surface

These results build on the silver-rich mineralization previously reported in APC-182, drilled east from OPad6 and announced on September 15, 2026. That hole returned 135.15 meters at 2.12 g/t AuEq (0.28 g/t gold, 90 g/t silver and 0.10% copper) from 21.30 meters, including 61.05 meters at 3.65 g/t AuEq (0.36 g/t gold, 162 g/t silver and 0.13% copper) from 70.35 meters. The latest results demonstrate that high-grade silver mineralization in the northern SHZ occurs in both transition and primary rock, with significant tungsten grades in several intervals. The silver-rich zone remains open to the north and east.

Separately, drilling from Pad38, adjacent to the southeastern portion of the Apollo Breccia, intersected gold and tungsten-rich mineralization in breccia. This southeastern occurrence provides an additional tungsten target for follow-up drilling at Apollo with results below:

  APC-208: 1.05 meters at 10.31 g/t AuEq (6.31 g/t gold, 0.24% WO3, 6 g/t silver and 0.07% copper) from 312.95 meters in primary rock, within 49.85 meters at 2.70 g/t AuEq (1.76 g/t gold, 33 g/t silver and 0.28% copper) also beginning at 312.95 meters (Pad38)

Northern SHZ -- OPad6

Drilling from OPad6 has intersected broad zones of silver, gold, tungsten and copper mineralization in oxide, partially oxidized (transition) and primary rock. Mineralization is associated with silver sulfosalts, chalcocite and occasional visible gold, together with pervasive sericite alteration.

The silver-tungsten results from APC-186 and APC-184 are described above. Within the broader interval reported for APC-184, drilling intersected mineralization across all three weathering zones. These subintervals and additional results from OPad6 include:

  APC-184: 20.60 meters at 61 g/t AgEq (0.19 g/t gold, 49 g/t silver and 0.04% copper) from 45.00 meters in oxide rock; 19.50 meters at 123 g/t AgEq (0.40 g/t gold, 93 g/t silver and 0.16% copper) from 65.60 meters in transition rock; and 27.95 meters at 58 g/t AgEq (0.14 g/t gold, 26 g/t silver, 0.12% copper and 0.02% WO3) from 85.10 meters in primary rock.
  APC-186: 41.05 meters at 46 g/t AgEq (0.31 g/t gold, 27 g/t silver and 0.04% copper) from 36.60 meters in oxide rock.
  APC-189: 17.85 meters at 0.31 g/t AuEq (0.23 g/t gold, 2 g/t silver and 0.04% copper) from 27.55 meters in oxide rock, and 58.20 meters at 0.56 g/t AuEq (0.30 g/t gold, 12 g/t silver and 0.04% copper) from 57.40 meters across oxide and transition rock.
  APC-190: 63.50 meters at 0.42 g/t AuEq (0.14 g/t gold, 12 g/t silver and 0.04% copper) from 15.50 meters.
  APC-194: 67.25 meters at 0.41 g/t AuEq (0.21 g/t gold, 8 g/t silver and 0.04% copper) from 22.30 meters.

Northern SHZ -- Pad35

Five holes were drilled in a fan pattern from Pad35, approximately 90 meters northeast of OPad6. All five intersected broad zones of mineralization outside the current Mineral Resource block model, with most commencing  at or near surface.

The overall interval and high-grade silver-tungsten result from APC-193 are described above. Subintervals within that broader intersection, together with results from the remaining four holes, include:

  APC-193: 45.50 meters at 59 g/t AgEq (0.22 g/t gold, 44 g/t silver and 0.05% copper) from 14.20 meters in oxide rock; 14.70 meters at 129 g/t AgEq (0.33 g/t gold, 104 g/t silver and 0.15% copper) from 59.70 meters in transition rock; and 33.75 meters at 1.09 g/t AuEq (0.58 g/t gold, 22 g/t silver and 0.08% copper) from 96.90 meters in primary rock.
  APC-199: 89.95 meters at 0.40 g/t AuEq (0.11 g/t gold, 13 g/t silver and 0.04% copper) from 21.00 meters.
  APC-203: 113.95 meters at 0.53 g/t AuEq (0.16 g/t gold, 16 g/t silver and 0.05% copper) from surface, including 31.95 meters at 1.13 g/t AuEq (0.27 g/t gold, 42 g/t silver and 0.04% copper) from 59.30 meters in oxide rock.
  APC-206: 80.95 meters at 0.66 g/t AuEq (0.15 g/t gold, 23 g/t silver and 0.05% copper) from 2.05 meters.
  APC-211: 94.50 meters at 0.64 g/t AuEq (0.21 g/t gold, 19 g/t silver and 0.06% copper) from 1.80 meters.

Western SHZ -- Pad40

Hole APC-187, drilled from Pad40 west of OPad6, intersected mineralization well to the west of the Mineral Resource block model as follows:

  APC-187: 69.90 meters at 0.47 g/t AuEq (0.30 g/t gold and 9 g/t silver) from surface, including 16.85 meters at 1.08 g/t AuEq (0.57 g/t gold and 27 g/t silver) from 44.30 meters in transition rock.

Southeastern SHZ -- Pad38

Six holes drilled from Pad38, adjacent to the southeastern portion of the Apollo Breccia, tested mineralization largely along the eastern margin of the current Mineral Resource block model. Five of the six holes returned intervals above the open pit Mineral Resource cutoff grade; APC-201 returned no significant values.

The gold-tungsten result and enclosing interval from APC-208 are described above. Additional results from Pad38 include:

  APC-191: 34.70 meters at 0.38 g/t AuEq (0.23 g/t gold and 8 g/t silver) from 41.10 meters across oxide and transition rock, and 18.30 meters at 0.49 g/t AuEq (0.32 g/t gold and 9 g/t silver) from 99.80 meters in transition rock.
  APC-195: 7.05 meters at 1.06 g/t AuEq (1.01 g/t gold and 2 g/t silver) from 2.30 meters in oxide rock, and 14.90 meters at 0.66 g/t AuEq (0.35 g/t gold and 16 g/t silver) from 75.05 meters in transition rock.
  APC-197: 10.95 meters at 1.27 g/t AuEq (0.90 g/t gold and 19 g/t silver) from 81.80 meters in transition rock, and 13.10 meters at 1.05 g/t AuEq (0.77 g/t gold and 15 g/t silver) from 134.35 meters.
  APC-208: An additional 40.20 meters at 2.78 g/t AuEq (2.23 g/t gold, 26 g/t silver and 0.04% copper) from 174.50 meters in primary rock.
  APC-217: 9.55 meters at 0.49 g/t AuEq (0.46 g/t gold and 2 g/t silver) from 3.75 meters, and 8.00 meters at 1.05 g/t AuEq (0.10 g/t gold and 49 g/t silver) from 26.95 meters, both in oxide rock.

Potential to Expand the SHZ Beyond the Block Model

As shown in Figure 1, a significant portion of the mineralized intervals reported from Pad35, Pad40 and Pad38 lie outside the current Mineral Resource block model, in previously undrilled areas treated as waste in the resource model. These results support the potential to add mineral resources within the existing open pit shell.

Exploration potential also extends beyond the open pit shell. Northern SHZ mineralization remains open to the north and east of Pad35, while large portions of the SHZ west, south and southeast of the Apollo Breccia remain undrilled. Mineralization intersected by APC-164D approximately 120 meters northeast of the pit outline, announced on September 15, 2026, provides further support for evaluating extensions beyond the existing pit shell.

At an elevation of 1,950 meters above sea level, approximately 29 percent of the interpreted SHZ area has been drill tested, leaving approximately 71 percent untested. Three rigs are dedicated to evaluating this remaining exploration potential.

Table 1. Apollo Shallow Halo Zone Drill Results Reported in this Release

Drill hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	WO3 (%)	AuEq (g/t)*	AgEq (g/t)**	Description
OPad6 -- Northern SHZ
APC-186	17.70	105.30	87.60	0.21	99	0.09	0.05	3.06	158
Including	36.60	77.65	41.05	0.31	27	0.04	-	0.88	46	Oxide
Including	77.65	103.75	26.10	0.11	286	0.22	0.18	-	447	Transition
Including	89.15	94.65	5.50	0.17	1,283	0.57	0.83	-	1,999	Transition
APC-184	8.70	130.10	121.40	0.18	30	0.07	-	0.85	44
Including	45.00	65.60	20.60	0.19	49	0.04	-	1.19	61	Oxide
Including	65.60	85.10	19.50	0.40	93	0.16	-	2.37	123	Transition
Including	85.10	113.05	27.95	0.14	26	0.12	0.02	1.13	58	Primary
Including	107.60	109.10	1.50	0.08	351	0.16	0.42	-	701	Primary
APC-189	27.55	45.40	17.85	0.23	2	0.04	-	0.31	-	Oxide
APC-189	57.40	115.60	58.20	0.30	12	0.04	-	0.56	-
Including	61.90	71.20	9.30	0.91	5	-	-	1.01	-	Oxide
Including	98.35	115.60	17.25	0.07	23	0.04	-	0.57	-	Transition
APC-190	15.50	79.00	63.50	0.14	12	0.04	-	0.42	-
Including	17.00	44.60	27.60	0.25	9	0.04	-	0.46	-	Oxide
Including	50.15	67.65	17.50	0.05	23	0.04	-	0.55	-	Transition
APC-190	163.10	164.60	1.50	2.34	35	-	-	3.02	-	Primary
APC-190	189.40	190.70	1.30	2.74	22	-	-	3.17	-	Primary
APC-194	22.30	89.55	67.25	0.21	8	0.04	-	0.41	-
Including	22.30	41.55	19.25	0.52	4	0.04	-	0.64	-	Oxide
Including	80.50	89.55	9.05	0.07	21	0.04	-	0.53	-	Transition
Pad35 -- Northern SHZ
APC-193	0.00	149.55	149.55	0.28	31	0.08	-	0.97	50
Including	14.20	59.70	45.50	0.22	44	0.05	-	1.14	59	Oxide
Including	59.70	74.40	14.70	0.33	104	0.15	-	2.50	129	Transition
Including	59.70	61.05	1.35	0.17	120	0.20	0.15	-	265	Transition
Including	96.90	130.65	33.75	0.58	22	0.08	-	1.09	-	Primary
APC-199	21.00	110.95	89.95	0.11	13	0.04	-	0.40	-
Including	67.35	99.15	31.80	0.14	18	0.04	-	0.53	-	Oxide
Including	101.75	107.30	5.55	0.17	42	-	-	0.99	-	Transition
APC-203	0.95	114.90	113.95	0.16	16	0.05	-	0.53	-
Including	59.30	91.25	31.95	0.27	42	0.04	-	1.13	-	Oxide
Including	94.90	108.85	13.95	0.10	17	0.06	-	0.50	-	Transition
APC-206	2.05	83.00	80.95	0.15	23	0.05	-	0.66	-
Including	22.80	48.30	25.50	0.13	41	0.05	-	0.97	-	Oxide
Including	48.30	68.65	20.35	0.17	30	0.06	-	0.83	-	Transition
APC-211	1.80	96.30	94.50	0.21	19	0.06	-	0.64	-
Including	42.00	75.80	33.80	0.23	31	0.05	-	0.88	-	Oxide
Including	75.80	87.10	11.30	0.22	28	0.14	-	0.92	-	Transition
Pad40 -- Western SHZ
APC-187	0.50	70.40	69.90	0.30	9	-	-	0.47	-
Including	0.50	22.20	21.70	0.27	1	-	-	0.30	-	Oxide
Including	44.30	61.15	16.85	0.57	27	-	-	1.08	-	Transition
Including	61.15	70.40	9.25	0.25	6	-	-	0.37	-	Primary
APC-187	345.00	347.00	2.00	2.67	81	0.04	-	4.28	-	Primary
Pad38 -- Southeastern SHZ
APC-191	41.10	75.80	34.70	0.23	8	-	-	0.38	-
APC-191	99.80	118.10	18.30	0.32	9	-	-	0.49	-	Transition
APC-195	2.30	9.35	7.05	1.01	2	-	-	1.06	-	Oxide
APC-195	75.05	89.95	14.90	0.35	16	-	-	0.66	-	Transition
APC-197	81.80	92.75	10.95	0.90	19	-	-	1.27	-	Transition
APC-197	134.35	147.45	13.10	0.77	15	-	-	1.05	-	Oxide
APC-201	No Significant Values
APC-208	114.80	118.95	4.15	1.45	6	-	-	1.56	-	Primary
APC-208	140.55	156.80	16.25	0.63	11	-	-	0.84	-	Primary
APC-208	174.50	214.70	40.20	2.23	26	0.04	-	2.78	-	Primary
APC-208	281.00	282.10	1.10	15.25	3	-	-	15.31	-	Primary
APC-208	312.95	362.80	49.85	1.76	33	0.28	-	2.70	-	Primary
Including	312.95	314.00	1.05	6.31	6	0.07	0.24	10.31	-	Primary
APC-217	3.75	13.30	9.55	0.46	2	-	-	0.49	-	Oxide
APC-217	26.95	34.95	8.00	0.10	49	-	-	1.05	-	Oxide

Notes

1. Intervals are down hole lengths. Estimated true widths range from 60% to 100% of reported intervals. Grades are uncut.
2. Included intervals fall within the preceding overall interval and do not necessarily represent its entire length.
3. *AuEq (g/t) = [(Au × 0.95) + (Ag × 0.020 × 0.92) + (Cu × 1.20 × 0.85) + (WO3 × 21.33 × 0.70)] ÷ 0.95, where Au and Ag are expressed in g/t, Cu and WO3 in percent.
4. **AgEq (g/t) = [(Ag × 0.92) + (Au × 50.0 x 0.95) + (Cu × 60.0 × 0.85) + (WO3 × 1066.43 × 0.70)] ÷ 0.92, where Au and Ag are expressed in g/t, Cu and WO3 in percent.
5. The calculation uses metal prices of US$3,000/oz gold, US$60/oz silver, US$5.25/lb copper and US$93.31/lb WO3 (equivalent to US$2,057/mtu WO3) with assumed recoveries of 95%, 92%, 85% and 70% respectively. Copper and WO3 are included in AuEq or AgEq where the intercept's copper grade is 0.04% or higher and WO3 grade is 0.02% or higher. A dash (--) in the copper and WO3 column indicates a grade below 0.04% and 0.02% respectively.
6. Recovery assumptions are based on metallurgical results announced on August 25, 2026 and used in the Maiden Mineral Resource announced on September 8, 2026.

Figure 1: Plan View of the Apollo Deposit Highlighting the Shallow Halo Zone and the New High-Grade Results Within and Outside the Block Model. *Shown for geological interpretation; the displayed model does not represent a reportable Mineral Resource. Please refer to Table 1 for full drill hole and assay information.

Figure 2: Drill Core Tray Photo from Hole APC-186 Highlighting the High-Grade Silver-Tungsten Mineralization in this Release

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo Deposit

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit that hosts a maiden Mineral Resource of 2.58 million ounces AuEq Indicated (37.0 Mt at a grade of 2.17 g/t AuEq) and 2.83 million ounces AuEq Inferred (48.2 Mt at a grade of 1.83 g/t AuEq). The Company's objectives at the Guayabales Project are to continue expansion and infill drilling at Apollo while advancing technical, environmental and permitting work across the project.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and, as a result, are fully aligned with shareholders. The Company is listed on both Nasdaq and the TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J. Reading, Special Advisor, is a Qualified Person as defined by National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information relating to the exploration results contained herein is accurate and has approved of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geologists (SEG).

The Mineral Resource and the scientific and technical information relating to the Mineral Resource contained in this news release were prepared by Ivor W.O. Jones, FAusIMM, P.Geo. (EGBC), an independent Qualified Person as defined by NI 43-101. Mr. Jones has verified the data underlying the Mineral Resource and has reviewed and approved the Mineral Resource information contained in this news release in the form and context in which it appears.

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively coupled plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

For further information regarding the Apollo Mineral Resource, including the effective date, data verification, key assumptions, parameters and methods used to estimate the Mineral Resource, and related risks, see the Company's news release dated September 8, 2026 entitled "Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project".

Information Contact:

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To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Forward Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should refer to the Risks section in the Company's Annual Information Form, dated March 30, 2026.

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com, +1 416-717-9577

CO: Collective Mining Ltd.

CNW 06:30e 13-OCT-26